



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ADVANCED CELL TECHNOLOGY, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF SEPTEMBER, A.D. 2009, AT 6:16 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

SECRETARY'S OFFICE 1793 DELAWARE 1855

Jeffrey W. Bullock, Secretary of State

3988902 8100

090857706

AUTHENTICATION: 7528719

DATE: 09-16-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:26 PM 09/15/2009
FILED 06:16 PM 09/15/2009
SRV 090857706 - 3988902 FILE

Certificate of Amendment
of
Certificate of Incorporation
of
Advanced Cell Technology, Inc.

Under Section 242 of the Delaware General Corporation Law

Advanced Cell Technology, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation") hereby certifies as follows:

1.   The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by changing ARTICLE V, Section 2, so that, as amended, said ARTICLE V, Section 2 shall be and read as follows:

Section 2.   *Number of Authorized Shares.*   The total number of shares of stock which the Corporation shall have the authority to issue shall be One Billion Eight Hundred Million (1,800,000,000) shares. The Corporation shall be authorized to issue two classes of shares of stock, designated "Common Stock" and "Preferred Stock." The Corporation shall be authorized to issue One Billion Seven Hundred Fifty Million (1,750,000,000) shares of Common Stock, each share to have a par value of $.001 per share, and Fifty Million (50,000,000) shares of Preferred Stock, each share to have a par value of $.001 per share.

2.   The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 11th day of September, 2009

William M. Caldwell, IV
Chairman & Chief Executive Officer